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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                               (Amendment No. 1)
               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

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                              STARRETT CORPORATION
                           (Name of Subject Company)

                              STARRETT CORPORATION
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                  885-677-100
                     (CUSIP Number of Class of Securities)

                               IRVING R. FISCHER
                      PRESIDENT & CHIEF OPERATING OFFICER
                              STARRETT CORPORATION
                                ONE PARK AVENUE
                               NEW YORK, NY 10016
                                 (212) 616-3200
                 (Name, address and telephone number of person
                authorized to receive notice and communications
                 on behalf of the person(s) filing statement).

                                    COPY TO:
                             PETER G. SAMUELS, ESQ.
                               PROSKAUER ROSE LLP
                                 1585 BROADWAY
                            NEW YORK, NY 10036-8269
                                 (212) 969-3000

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     This Amendment No. 1 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Starrett Corporation, a New York corporation (the "Company"), filed pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934 on October 24, 1997 with the Securities and Exchange Commission.

     Capitalized terms used herein and not defined herein shall have the meanings ascribed to them in Schedule 14D-9.


ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

   On November 10, 1997, an action captioned J. Arthur Johnson, et al. v.
Paul Milstein, et al. (Index No. 120975/97) was filed in the Supreme Court of the State of New York, County of New York. The action was filed by the named plaintiffs on behalf of themselves and a purported class consisting of the other shareholders of the Company. The Company, Purchaser, Parent, and certain current and former directors of the Company are named as defendants. The plaintiffs allege, among other things, that such directors breached their fiduciary duty to the Company by (i) entering into the Merger Agreement with the Purchaser and failing to pursue a bid for the Company at $12.50 per share in violation of a duty to maximize shareholder value, and (ii) failing to sufficiently disclose material information concerning the $12.50 per share bid in the Schedule 14D-9. The complaint seeks certification of the class, specific performance of said directors' fiduciary duties to the plaintiffs (including conducting a market check and considering all bona fide offers for the Company), injunctive relief with respect to the consummation of transaction with Purchaser, rescission of such transaction if it is consummated and rescissionary damages, recission of certain allegedly improper agreements entered into by certain of said directors of the Company in connection with the Merger Agreement, costs and unspecified damages. The Company believes that it and its directors fully complied with their fiduciary duties and made a proper evaluation of all bids that were received. The Company, Purchaser and Parent intend to vigorously contest this action.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

   Exhibit 1    Press Release dated November 13, 1997.

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                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            STARRETT CORPORATION
Dated: November 14, 1997
                                            By  /s/ Irving R. Fischer
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                                                President and Chief Operating
                                                Officer

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